UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On December 19, 2025, the board of directors (the “Board”) of Chanson International Holding (the “Company”) accepted resignation by Mr. Yong Du as a member of the Board, the chairperson of the audit committee and a member of the nomination and corporate governance committee and the compensation committee, effective retroactively from December 9, 2025. His resignation was due to his other commitments. There were no disagreements between Mr. Du and the Board or the Company. Before the resignation, Mr. Du was an independent director and served as the chairperson of the audit committee and a member of the nomination and corporate governance committee and the compensation committee at the time of his resignation.

On December 19, 2025, the nomination and corporate governance committee of the Board recommended and the Board appointed Mr. Bin Li as a member of the Board. Mr. Li was also appointed as the chairperson of the audit committee and a member of the nomination and corporate governance committee and the compensation committee.

Mr. Li has over 15 years of experience in accounting, financial management, capital markets, and corporate governance. He currently serves as Chief Financial Officer of MultiMetaverse Holdings Limited (Nasdaq: MMV), where he leads financial strategy, reporting, compliance, capital management, and investor relations. In this role, Mr. Li has overseen the company’s successful de-SPAC business combination, SEC filings, and ongoing public company compliance. Since January 2021, Mr. Li has been serving as a Sponsor of Embrace Change Acquisition Corp (Nasdaq: EMCG), a special purpose acquisition company, where he has led the SPAC’s IPO, target identification, and transaction execution, including SEC and audit processes. Since June 2015, Mr. Li has been serving as Head of Board Office at Beijing Gaia Interactive Network Technology Co., Ltd., where he directed board office operations, led multiple rounds of private and public financing, and managed investor relations and information disclosure for the company’s listing on China’s National Equities Exchange and Quotations (“NEEQ”, New Third Board). From 2008 to 2015, Mr. Li held financial management and accounting positions at Beckman Coulter Australia, Vinci Group (France), and AMF Bowling Centers in Sydney, Australia, where he was responsible for financial reporting, audit support, cash management, and compliance across multinational operations. Mr. Li holds a master’s degree in accounting CPA extension from Macquarie University and a bachelor’s degree in finance from Tianjin University of Finance and Economics. He is a full member of CPA Australia and holds a Board Secretary qualification for China’s NEEQ market.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288739) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-289600) that was initially filed with the SEC on August 14, 2025 and declared effective by the SEC on September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: December 23, 2025	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer and
Chairman of the Board of Directors
(Principal Executive Officer)

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